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File No. 82-34816
March 2, 2006

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Development of Entertainment Facilities in the Minato Mirai 21 District (Dated February 22, 2006)

Yours truly,

Fusako Otsuka

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

dlw 3/13

(Translation)

File No. 82-34816

February 22, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Development of Entertainment Facilities in Minato Mirai 21 District

SEGA CORPORATION (President, Representative Director and COO: Hisao Oguchi, Head office: Ota-ku, Tokyo; hereinafter "SEGA"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has been considering the development of entertainment facilities in the Minato Mirai 21 District of the City of Yokohama, Kanagawa Prefecture. In September 2004, SEGA gained from the government of the City of Yokohama approval as an institution planning to conduct business in the 55th and 56th blocks of the Central Ward of the Minato Mirai 21 District. On February 22, 2006, SEGA also gained approval as an institution planning to conduct business in No. 57 and 58 blocks of the district.

Under its current facility development framework, SEGA plans to develop indoor entertainment facilities, offices, a hotel and various shops and restaurants, among others, with the aim of creating new entertainments based on its technologies and development capabilities.

SEGA will start to hammer out the details of the facilities, development methods and investment plans in No. 55, 56, 57 and 58 blocks of the district in consultation with the government of the City of Yokohama and consequently, they may be subject to amendment. However, SEGA intends to pursue maximizing investment efficiencies and minimizing risks for the whole Sega Sammy Group.

The Company and SEGA will disclose additional information on this matter on a timely basis.

Outline of the entertainment facilities in the Minato Mirai 21 District

Area of the site	Approx. 4.1 ha (No. 57 and 58 blocks: approx. 2.3 ha, Nos. 55 and 56 blocks: approx. 1.8 ha)
Particulars of the facilities	Total floor space: approx. 300,000 sq.meter
	· Large-scale indoor entertainment facilities · Offices · Hotel, commercial establishments

Investment amount	Cost of acquiring lands in No. 55, 56, 57 and 58 blocks: approximately JPY33.0 billion ※ Discussions will start as to the details of the facilities, development methods and investment plans.
Schedule (expected)	Construction will start in the spring of 2008 and will be completed to start business in the spring of 2010.

- END -